September 4, 2025

VIA EDGAR

Kate Beukenkamp

Donald Field

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed August 21, 2025
File No. 001-41574

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 4, 2025, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 21, 2025.

The Company is concurrently filing via EDGAR Definitive Additional Proxy Materials (the “Supplement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability..., page 39

We note that you are seeking to extend your termination date to January 22, 2026, a date which is 37 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 22, 2025. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that yours tock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to address the Staff’s comment in the Supplement.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc: Yong (David) Yan, Chief Executive Officer, AlphaVest Acquisition Corp